February 1, 2008
By EDGAR
Ms. Pamela A. Long
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Heritage-Crystal Clean, Inc. Registration Statement on Form S-1 File No. 333-143864
Ladies and Gentlemen:
On behalf of our client, Heritage-Crystal Clean, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated January 29, 2008, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 referenced above to address the Staff’s comments and is supplementally providing you with three copies of Amendment No. 4, which are marked to show changes against Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 referenced above.
The Offerings, page 5
Comment 1. Clarify that the proceeds of $12.8 million from the direct placement offering represent net proceeds. We note the disclosure on page 21.
     Response. The Company has revised the prospectus as you have requested. Please see page 5 of the prospectus included in Amendment No. 4.
Capitalization, page 23
Comment 2. Please revise your document to include a footnote that reconciles the components of pro forma bank debt at September 8, 2007.
     Response. The Company has revised the prospectus to include a footnote that reconciles the components of pro forma bank debt at September 8, 2007 as you have requested. Please see page 23 of the prospectus included in Amendment No. 4.

Ms. Pamela A. Long
February 1, 2008

Comment 3. Please revise your document to include a footnote that explains the pro forma adjustment for your redeemable capital units.
     Response. The Company has revised the prospectus to include a footnote that explains the pro forma adjustment for our redeemable capital units as you have requested. Please see page 24 of the prospectus included in Amendment No. 4.
Comment 4. Please supplementally provide us your reconciliation of pro forma members’ capital/(accumulated deficit) at September 8, 2007.
     Response. The following table sets forth a reconciliation of pro forma members’ capital/(accumulated deficit) at September 8, 2007:

	Redeemable	Common	Additional	Members’ Capital	Total
	Capital	Stock	Paid-In Capital	(Accumulated Deficit)

Actual balances at September 8, 2007	$2,261	$—	$—	$12,497	$14,758
Exchange of redeemable units for common stock	(2,261)	6	2,255	—	—
Exchange of other common and preferred units for common stock	—	67	12,430	(12,497)	—
Cash payment to preferred unitholders in the Reorganization	—	—	—	(10,761)	(10,761)
Record net deferred tax liability on reorganization from a limited liability company to a corporation	—	—	—	(2,500)	(2,500)

Pro forma balances at September 8, 2007	$—	$73	$14,685	$(13,261)	$1,497

Liquidity and Capital Resources, page 36
Comment 5. Disclosures state that:
•	An amendment extended the maturity of HCCI’s bank credit facility to December 2010.

•	HCCI’s secured bank credit facility will be amended in connection with the reorganization.
Please file the amendments as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.
     Response. The Company has filed, as Exhibit 10.38 to Amendment No. 4, the amendment to HCCI’s bank credit facility extending its maturity to December 2010. The Company will file the other amendment that you reference in a subsequent amendment to the Registration Statement.

Ms. Pamela A. Long
February 1, 2008

Management, page 51
Comment 6. In the biographical paragraphs of Messrs. Carmine Falcone and Robert W. Willmschen, Jr., describe briefly their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.
     Response. The Company has revised the biographical paragraphs of Messrs. Carmine Falcone and Robert W. Willmschen, Jr. in the prospectus as you have requested. Please see page 53 of the prospectus included in Amendment No. 4.
Compensation Discussion and Analysis, page 55
Comment 7. We note the revised disclosure that HCCI has engaged Towers Perrin to evaluate its executive compensation plans and provide its compensation committee competitive information on executive officer compensation, including benchmarking of peer practices. Please clarify whether benchmarking was used with respect to compensation reported in this section. If so, please identify the members of the peer group.
     Response. The Company has revised the prospectus to clarify that the Company does not utilize benchmarking in setting the compensation of its executive officers, but does utilize relevant surveys of competitive compensation data in setting the compensation of its executive officers. Please see page 55 of the prospectus included in Amendment No. 4.
Executive Compensation Tables, page 32 (pages 58-59 and 68-69 in Amendment No. 4)
Comment 8. Provide also the executive compensation disclosures required by Item 402 of Regulation S-K for the fiscal year ended December 29, 2007. See telephone interpretation 8B. in section J of our July 1997 “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov.
     Response. The Company has revised the executive compensation disclosures for the fiscal year ended December 29, 2007 as you have requested. Please see pages 58-59 and 68-69 of the prospectus included in Amendment No. 4.
Reorganization, page 74
Comment 9. Disclosure states that all of HCCI’s directors and Messrs. Joseph Chalhoub and Gregory Ray who own preferred units will receive cash and common stock in the reorganization. Quantify the amount of cash and the number of shares of common stock that each director and Messrs. Chalhoub and Ray will receive. We note the disclosure on page 21 relating to the cash amounts.
     Response. The Company has revised the prospectus to quantify the amount of cash and the number of shares of common stock that each director and Messrs. Chalhoub and Ray will

Ms. Pamela A. Long
February 1, 2008

receive in the Reorganization as you have requested. Please see page 74 of the prospectus included in Amendment No. 4.
Heritage Participation Rights, pages 75 and 77
Comment 10. Disclosure states that HCCI will enter into a participation rights agreement with Heritage simultaneous with the offerings’ completion. File a form of the participation rights agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.
     Response. The Company will file the form of the participation rights agreement as an exhibit to a subsequent amendment of the Registration Statement.
Plan of Distribution (direct offering prospectus), page 85
Comment 11. Please tell us what consideration you have given to whether The Heritage Group and BRS-HCC are and should be identified as underwriters with respect to shares to be offered persons designated by them. We may have additional comments upon review of your response.
     Response. In response to the Staff’s comment, we do not believe that The Heritage Group or BRS-HCC Investment Co., Inc. (“BRS-HCC”) are or should be identified as underwriters with respect to the shares to be offered to persons identified by them in the Direct Placement (the “Potential Purchasers”). Under Section 2(a)(11) of the Securities Act of 1933, an “underwriter” is defined as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking...” The Potential Purchasers will acquire the Common Stock directly from the Company. We have revised the description of the Direct Placement in the prospectus (see pages 3, 30, 75 and 87) to clarify that The Heritage Group and BRS-HCC will not initially purchase the shares that will ultimately be offered to the Potential Purchasers. With respect to the shares expected to be purchased by The Heritage Group and BRS-HCC, The Heritage Group and BRS-HCC have indicated that they are not purchasing such shares with a view to or in connection with a distribution. In addition, each of the Potential Purchasers, The Heritage Group and BRS-HCC will be required to represent in a subscription agreement to be entered into in connection with the Direct Placement that it is not purchasing the shares of Common Stock from the Company with a view to distribute, or in connection with a distribution. Although The Heritage Group and BRS-HCC have identified the Potential Purchasers, they are not offering or soliciting sales of securities by or on behalf of the Company nor are they participating in the distribution. Neither The Heritage Group nor BRS-HCC will receive any compensation in connection with their identification of the Potential Purchasers. In addition, other than the initial identification of the Potential Purchasers, neither The Heritage Group nor BRS-HCC will participate in the offering or sale of Common Stock to

Ms. Pamela A. Long
February 1, 2008

the Potential Purchasers. The identification of the Potential Purchasers is not by itself sufficient to constitute The Heritage Group or BRS-HCC as underwriters under this part of the definition.
Recent Sales of Unregistered Securities, page II-2
Comment 12. Disclosure states that before the offerings’ completion each of the common and preferred unitholders of Heritage-Crystal Clean, LLC will transfer their interests in Heritage-Crystal Clean, LLC to HCCI for common stock in the reorganization. Indicate the Securities Act’s section or Commission’s rule under which HCCI intends to claim exemption from registration, and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.
     Response. The Company has revised the prospectus to identify the exemption from registration that will be relied upon to complete the transactions in the reorganization. Please see page II-2 of the prospectus included in Amendment No. 4.
Exhibits
Comment 13. We note that HCCI intends to file by amendment some exhibits, including the underwriting agreement and legal opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.
     Response. The Company will file the underwriting agreement and legal opinion as exhibits to a subsequent amendment of the Registration Statement, and will allow the Staff sufficient time to review the exhibits before requesting acceleration of the Registration Statement’s effectiveness.

Ms. Pamela A. Long
February 1, 2008

* * *
     Please call the undersigned if you have any questions or additional comments.

Very truly yours,
/s/ Heidi J. Steele

Heidi J. Steele

cc:	Joseph Chalhoub Greg Ray Larry A. Barden